Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER ANNOUNCES KEY ADDITION TO PERSONNEL &

UPDATES ON DRILLING

November 15, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

The Company is pleased to announce a key appointment for its Mexican operations.  Ing. Manuel Flores has been appointed to the position of Assistant General Manager, Mexico. Ing. Flores is an engineer with more than 25 years of experience in the Mexican mining sector. He brings with him a wealth of experience in: mining, processing, project management and planning, and cost control. Ing. Flores will supervise the operations of Kimber’s subsidiaries in Mexico and will be an important link for Kimber with the Mexican mining community.

Drill Results

Further drill results from 17 holes at Monterde are reported below. The results include reverse circulation drilling on Carotare (CTR), Veta Minitas (LMR), and Carmen (MTR) as well as core drilling on Carmen (MTC).

These results mainly focused on infill drilling at Carmen. MTC-60, MTC-65, MTR-432, and MTR-434 all had notable intersections on Carmen. Of the three holes at Carotare (CTR), CTR-44 was in Carotare West and CTR-46 was in Carotare East. Because of limited access at the time of drilling, both holes originated from pads already in place but in different directions from previously drilled holes in those areas.

To view the location of the drill results below in relation to the deposits, please utilize the Google Earth feature of our website at: http://www.kimberresources.com/monterde3d.html

Highlights include:

MTC – 65 6 metres of 19.38 g/t gold-equivalent
MTC – 60 32 metres of 2.35 g/t gold-equivalent
MTR – 434 8 metres of 5.85 g/t gold-equivalent
MTR – 432 30 metres of 1.94 g/t gold-equivalent

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
CTR- 43	no significant intercepts
CTR- 44	74	78	4	1.933	92	3.15
LMR- 43	96	118	22	0.097	47	0.73
and	278	282	4	2.265	7	2.36
LMR- 46	120	136	16	0.117	94	1.37
and	140	146	6	0.109	72	1.07
and	194	200	6	2.108	68	3.02
MTC- 39	218	226	8	1.164	17	1.39
MTC- 45	28	36	8	0.354	85	1.48
and	48	88	40	0.081	57	0.84
MTC- 60	40	72	32	0.305	153	2.35
MTC- 65	6.1	36	29.9	0.055	47	0.68
and	106	122	16	1.788	75	2.78
and	288	294	6	11.828	566	19.38
and	298	302	4	4.233	37	4.73
MTC- 75	140	144	4	1.778	23	2.08
and	196	208	12	2.435	24	2.75
MTC- 78	72	78	6	2.101	54	2.82
and	146	152	6	3.690	104	5.07
and	158	176	18	0.221	50	0.89
MTR-427	scattered anomalous
MTR-432	58	88	30	1.057	66	1.94
incl	68	76	8	2.809	82	3.90
and	102	106	4	1.219	79	2.27
and	140	150	10	0.648	5	0.72
MTR-433	no significant intercepts
MTR-434	58	66	8	0.122	53	0.83
and	138	144	6	2.059	20	2.32
and	184	190	6	0.999	48	1.64
and	270	278	8	4.245	121	5.85
MTR-435	164	172	8	1.648	49	2.30
and	176	194	18	0.855	36	1.34
and	198	206	8	0.626	17	0.85
MTR-436	48	56	8	1.065	60	1.86
*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold.

True widths are expected to range between 65% and 85% of the intervals reported on the table above. All samples are prepared and analysed by ALS Chemex.

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico. On the Monterde property, The Company is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Antonio Aguilar, Project Manager, managed this program of drilling on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Chihuahua, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.